United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Charles Schwab Corporation

Name of persons relying on exemption: Inspire Investing, LLC

Address of persons relying on exemption: 3597 E Monarch Sky Ln, Suite 330, Meridian, ID 83646

As over 100 investors and financial professionals, serving thousands of clients and managing/ advising on over $250 billion in assets, we, the Undersigned, urge shareholders to vote YES on the Proposal 5 - Report on Respecting Workforce Civil Liberties submitted by Inspire Investing.

In recent years, many of the world’s largest corporations have made the decision to needlessly insert themselves into divisive political issues. Not only have companies been focused outward on political activism, but they have also turned their attention inward. Particularly problematic are workforce initiatives that focus on Diversity, Equity, and Inclusion (DEI). These initiatives have been shown, and in most cases designed, to intentionally discriminate on the basis of race, sex, religion, viewpoint, and other factors.

It is estimated that companies in the U.S. spend close to $8 billion a year on DEI training.1  Although the trend does seem to be turning, especially given the recent Supreme Court ruling against affirmative action2, companies continue to push DEI initiatives, further alienating their workforce and exposing themselves to unnecessary legal and financial risk.

While advocates of DEI claim that it promotes belonging, strengthens unity, and helps companies fight injustice, in reality DEI programs have the opposite effect. According to a survey conducted by Alliance Defending Freedom on 3,000 adults across a variety of professions, a plurality (40%) of employees say DEI divides, rather than unites, colleagues.3 Gallup polling has also confirmed that, after years of positive progress since the Civil Rights Movement, race relations in America are now at the lowest point in decades.4 Even the UK government has weighed in recently in a new report that reached the conclusion that DEI programs have little if any benefit on corporate culture (and in some cases are counterproductive or unlawful).5

1 https://www.wsj.com/articles/diversity-equity-inclusion-united-kingdom-report-d73d47ed?st=a87mlghjgkpo33e&reflink=article_copyURL_share

2 https://www.reuters.com/legal/legalindustry/with-supreme-court-affirmative-action-ruling-its-time-companies-take-hard-look-2023-06-29

3 https://www.viewpointdiversityscore.org/polling

4 https://news.gallup.com/poll/1687/race-relations.aspx

5 https://www.gov.uk/government/publications/inclusion-at-work-panel-report-on-improving-workplace-diversity-and-inclusion

These workforce concerns and related corporate activism raise serious legal, regulatory, and financial risks to companies. For example, Bowyer Research, on behalf of Alliance Defending Freedom, has explained how companies’ DEI policies are not only alienating members of their workforce, but also exposing the company to unnecessary legal and financial risk.6 In a recent white paper entitled Corporate Political Activism and Shareholder Value, Bowyer Research also analyzed corporate performance data from a number of different angles (including brand erosion and stock performance, risk, and risk/adjusted return) and reached the conclusion that corporate politicking on divisive social issues “at the very least raises legitimate financial concerns” for investors. 7 The Proposal would assist both the company and shareholders by identifying these sources of risks—risks that have already materialized to the substantial detriment of other companies in recent years.

In light of these growing concerns, we are calling on public companies, including The Charles Schwab Corporation, to provide greater transparency and disclosure to shareholders.  That is why we are urging shareholders to vote YES on Proposal 5 that asks the company to issue a report evaluating how the company’s policies and practices impact employees and prospective employees based on their race, color, religion (including religious views), sex, national origin, or political views, and the risks those impacts present to the company’s business.

Sincerely,

The Undersigned

Robert Netzly CEO Inspire Investing	Michael Skillman CEO Faith Investor Services	Matt Monson Partner Sovereign’s Capital
William Flaig CEO and Founder American Conservative Values ETF	Sarah Newman Vice President Innovest Portfolio Solutions, LLC	Kevin Freeman CEO and Founder Freeman Global
Justin Bennett Associate First Trust Advisors	Dan Wallick Managing Partner & CIO Wallick Investments, LLC	Chris Murray President Murray Financial Group
Art Ally President Timothy Plan	Matt Cunningham Investment Advisor Inspire Advisors	Ronald Thompson Financial Advisor LPL Financial
Matthew Daugavietas Wealth Advisor Inspire Advisors	David Eck Wealth Advisor Oakstreet Financial	Borja Barragan CEO Altum Faithful Investing

6 https://www.sec.gov/Archives/edgar/data/1996368/000109690624000630/bowy_px14a6g.htm

7 https://bowyerresearch.com/docs/Corporate%20Political%20Activism%20and%20Shareholder%20Value.pdf

Michael Graef Financial Planner Christian Wealth Management	Paul McWilliams Founding Advisor Inspire Advisors	Matthew Bonito Financial Advisor Upward Management Group
Luke Andrews Financial Advisor Inspire Advisors	Darrell Lyons CEO Pax Financial Group, LLC	John Wildern CEO LIFE Advisor Group
Eric Boyum Financial Advisor Inspire Advisors	Derek Mauldin Financial Advisor/RIA Kingdom Focused Financial	Derek Hastings CFP Inspire Advisors
Johnathan Cunningham Financial Advisor Inspire Advisors	David Zumbusch Owner & CFP Inspire Advisors MN	Terrence Rocks Founder/Advisor Teleios Financial Partners
Matthew Baldini Wealth Advisor Inspire Advisors	Paul Bryer Financial Advisor Inspire Advisors	Aaron Hoffman Financial Advisor Inspire Advisors
Scott Harlan Financial Planner/Practice Owner Inspire Advisors HH	Jaime Pagotto Compliance Specialist Kingdom Focused Financial	Jay Richardson Investment Advisor Kingdom Wealth Stewards
Rick Figueroa CEO Patron Partners Wealth Advisors	Jon Nettles CEO Revo Financial	Daniel Catone CEO Arimathea
William Poland Financial Advisor Carolina Financial Advisors	Matthew Mohlman President Monument Ventures	Kurt Spackman President/CEO Capital Resource Mgmt, Inc.
Bruce Parmenter Financial Advisor Ameriprise Financial	Carole Murray Treasurer Murray Financial Group, Inc.	Benjamin Wilhelm CEO Lone Oak Financial
Rachel McDonough Financial Advisor Wealth Squared	Evan Frazier Founder & CEO Tekwise Financial Planners	Jon Halverson Partner Talanton LLC
William Feus CEO Gray Rock Financial Planning	Steve French Founding Advisor Harvest Money | IYF	Randy Umbaugh Financial Advisor Diligent Wealth Mgmt.

Ronald Harczak Financial Advisor Steward Guide Wealth Partners	Daniel Bailey Financial Advisor Ambassador Advisors	Gerry Frigon CIO Taylor Frigon Capital
Craig Mardi Financial Advisor Cetera Advisor Networks	Dennis Williams Financial Advisor WSI Financial Partners, LLC	Thomas Payne Founder Prosperitas Wealth Management
Ron Zunker Financial Advisor PAX Financial Group	Nolan Dill Financial Advisor CFD Investments	Steve Ellis Financial Advisor Sage Oak Financial
Daryl Schafer Financial Advisor Culbertson Financial Services	William Holt Financial Advisor UBS	Eric Dorman Financial Advisor Affiliated Financial Planners
Mark Trice Financial Advisor ClearVista Financial	Michael Smith Founder/CEO Kingdom Focused Financial	Joseph James Vice President Greater Texas Financial Solutions
William Woodyard Vice President LifeSmart Financial	Brock Baker Financial Advisor Inspire Advisors	Doug Gathright Financial Advisor LifeSmart Financial
George Williams Financial Advisor WSI Financial Partners LLC	Jacob Chandler Owner/Financial Advisor Chandler Wealth Mgmt, Inc.	Jevon Webster CFP Inspire Advisors
Douglas Hanson Financial Advisor Christian Wealth Management	Ryan DeAmicis Wealth Advisor Christian Wealth Management	Jesse Hamilton Financial Advisor ClearVista Financial
Erik Bloomfeldt Investment Advisor Insight Financial	Heidi Foster Vice President American Wealth Management	Dr. Erik Davidson Asst. Clinical Professor of Finance Baylor University
John Moore Founder John Moore Associates	Ron Bergenske Financial Advisor LPL Financial	Kenneth Wince Financial Advisor LPL Financial
Micky Reeves Senior Wealth Advisor EverSource Wealth Advisors	Jerrold Ganz Financial Advisor Jerry Ganz Financial Planning	Charles Immekus Financial Advisor Dedicated Financial Services

Jeff Hybiak CIO SEM Wealth Management	Beau Zumbusch CEO Inspire Advisors Minnesota	Ed Lytle Financial Advisor ERL Financial Services, LLC
Shane Enete Associate Professor of Finance Biola University	Laura Simpson Financial Advisor PAX Financial Group	Daniel Hardt Managing Partner Dan Hardt Financial Services
Jonathan Hunt Financial Advisor Intentional Wealth	Matt Carr Owner/Financial Advisor TruPurpose Advisors	Salvador Rodriguez Financial Advisor Cetera Financial Specialists
John Ruzza CFP Cambridge	Mark Nicholas Founder/Financial Adviser Transform Retirement	Tony Adkison Financial Advisor Stewardship Advisory Group
Henry Groves Financial Advisor Stephens, Inc.	Paul Carlson Owner/Wealth Manager 4:8 Financial	Matthew Holt Financial Advisor CWM
James Jon Benet Financial Advisor Triumphant Portfolio Mgmt, LLC	Larry Moss Certified Financial Planner Northwest Investments	J. Michael Salley President/CEO Salley Wealth Advisors Group
Brent Jackson President Harvest Financial	Jerry Bowyer President Bowyer Research	Mike Ching Founder/President Nardene Wealth Management
Andrew Lehman Financial Advisor Inspire Advisors	Joseph Verissimo Owner/Financial Advisor Christian Wealth Management	Andrew Hreha Institutional Fixed Income Stephens, Inc.
Joseph Allen Financial Advisor/RIA Inspire Advisors	Gerard Farkas Owner Gerard Farkas & Associates	Ryan Munoz Wealth Advisor Inspire Advisors
Luke Zumbusch Financial Planner Inspire Advisors MN	Thomas Strobhar President Strobhar Financial	Stephen Werner Financial Advisor/RIA Covenant Financial Group
Robert Franer III Owner/Wealth Advisor Castellum Financial Advice	James Kreid President Rock Solid Retirement Strategies	Mark Reynolds Wealth Advisor Terrier Financial Group
Scott Shepard Director, Free Enterprise Project National Center for Public Policy Research